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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-035442

SEC MAIL RECEIVED MAR 01 2006 WASH. D.C. 185 SECTION PROCESSED

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
State Street Research Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 East 52nd Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Greenberg (212) 409-3578
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Paul Greenberg, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to State Street Research Investment Services, Inc. for the year ended December 31, 2005, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

LISE LAURENT
Notary Public - State of New York
NO. 01LA6117869
Qualified in Queens County
My Commission Expires 11 1 08

2/27/06

Signature **Date**

Fin Op + Director

Title

Notary Public

This report contains (check all applicable boxes):**

(x)	Independent Auditors' Report
(x) (a)	Facing Page
(x) (b)	Statement of Financial Condition
(x) (c)	Statement of Income (Operations)
(x) (d)	Statement of Cash Flows
(x) (e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
(x) (f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)	Notes to Financial Statements
(x) (g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( ) (h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( ) (i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( ) (j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x) (l)	An Oath or Affirmation
( ) (m)	Copy of the SIPC Supplemental Report
( ) (n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
( ) (o)	Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) Under the Commodity Exchange Act
( ) (p)	Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act
( ) (q)	Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission.
(x) (r)	Supplemental Report of Independent Auditors on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(S.E.C. I.D. No. 8-035442)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

State Street Research Investment Services, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2005

Contents

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Report of Independent Auditors

To the Board of Directors of
State Street Research Investment Services, Inc.

We have audited the following financial statements of State Street Research Investment Services, Inc. (the "Company") for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of State Street Research Investment Services, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of State Street Research Investment Services, Inc. as of December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2006

State Street Research Investment Services, Inc.

Statement of Financial Condition

December 31, 2005

(Dollar amounts in thousands)

Assets	
Cash and cash equivalents	$21,659
Deferred mutual fund commissions	16,025
Receivable from affiliates	6,892
Taxes receivable	2,226
Other assets	73
Total assets	$46,875
Liabilities	
Accrued compensation payable	$1,540
Accounts payable and accrued liabilities	745
Payable to affiliates	3,293
Other liabilities	726
Total liabilities	6,304
Stockholder's equity	
Common stock, par value $1.00 per share; 300,000 shares authorized, 1,000 shares issued and outstanding	1
Additional paid-in capital	42,831
Accumulated deficit	(2,261)
Total stockholder's equity	40,571
Total liabilities and stockholder's equity	$46,875

See accompanying notes to financial statements.

State Street Research Investment Services, Inc.

Statement of Operations

December 31, 2005

(Dollar amounts in thousands)

Revenue	
Distribution fees	$14,451
Administration fees	6,742
Call center revenue	2,953
Other income	92
Total revenue	24,238
Expense	
Employee compensation and benefits	14,298
Amortization of deferred mutual fund commissions	10,186
Mutual fund commissions	2,466
Marketing and promotion	996
Other expenses	997
Total expense	28,943
Operating loss	(4,705)
Non-operating income	
Interest income	514
Loss before income taxes	(4,191)
Income tax benefit	818
Net loss	($3,373)

See accompanying notes to financial statements.

State Street Research Investment Services, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2005
(Dollar amounts in thousands)

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Predecessor company:					
December 31, 2004	1,000	$1	$163,653	($129,523)	$34,131
Net income	-	-	-	(1,112)	(1,112)
January 31, 2005	1,000	$1	$163,653	(130,635)	33,019
Successor company:					
Push-down accounting adjustments	-	-	9,749	-	9,749
Paid in capital adjustment on acquisition		-	(130,635)	130,635	-
Stock-based compensation	-	-	64	-	64
Net loss	-	-	-	(2,261)	(2,261)
December 31, 2005	1,000	$1	$42,831	($2,261)	$40,571

See accompanying notes to financial statements.

State Street Research Investment Services, Inc.

Statement of Cash Flows

Year ended December 31, 2005
(Dollar amounts in thousands)

Cash flows from operating activities	
Net loss	($3,373)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	124
Unrealized gain on investments	(10)
Deferred mutual commission amortization	10,186
Contingent deferred sales charges received	6,149
Deferred income taxes	32
Stock-based compensation	64
Changes in operating assets and liabilities:	
Decrease in taxes receivable	4,282
Increase in receivable from affiliates	(5,408)
Decrease in other assets	441
Decrease in accrued compensation payable	(1,977)
Decrease in accounts payable and accrued liabilities	(14,844)
Increase in other liabilities	(1,230)
Net cash used in operating activities	(5,564)
Net decrease in cash and cash equivalents	(5,564)
Cash and cash equivalents, beginning of year	27,223
Cash and cash equivalents, end of year	$21,659
Supplemental information	
Cash paid for income taxes	$134

See accompanying notes to financial statements.

(Dollar amounts in thousands, except per share data)

1. Organization and Basis of Presentation

State Street Research Investment Services, Inc. ("SSRIS", the "Company"), a Massachusetts corporation, is an indirect wholly-owned subsidiary of SSRM Holdings, Inc. ("SSR"), which prior to January 31, 2005, was an indirect wholly-owned subsidiary of MetLife, Inc. ("MetLife") and provided distribution, administrative, call center and underwriting services to certain to MetLife's mutual funds.

In January 2005, BlackRock, Inc. ("BRI") closed the acquisition of SSR (the "Acquisition"), the holding company of SSRIS. BRI is an indirect majority-owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

Prior to the Acquisition, the Company provided distribution and underwriting services to a MetLife sponsored fund family. The Company earns distribution related fees on fund sales made prior to the acquisition, as well as, to provide ongoing administration and call center services to the *BlackRock Funds*.

On February 15, 2006, BRI announced it has reached an agreement with Merrill Lynch to merge with Merrill Lynch's investment management business, Merrill Lynch Investment Managers. Merrill Lynch would own almost 50% of the combined company and would have a 45% voting interest, PNC would retain approximately 34% ownership of the combined company and approximately 17% would be held by employees and public shareholders. The transaction, which has been approved by the boards of directors of both companies, is subject to various regulatory approvals, client consents, approval by BlackRock shareholders and customary conditions and is expected to close on or around September 30, 2006.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are held at a major financial institution and in a money market mutual fund, to which the Company is exposed to market and credit risk. Cash and cash equivalents, receivables and payables are carried at cost, which approximates fair value.

(Dollar amounts in thousands, except per share data)

2. Significant Accounting Policies (continued)

Investments

Investments are included in other assets on the Statement of Financial Condition and consist of warrants to purchase shares of common stock in The Nasdaq Stock Market, Inc. The warrants are carried at fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133*, and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*. Changes in the fair value of the warrants are recorded in the Statement of Operations as other income. The fair value of the warrants is determined using a Black-Scholes pricing model which takes into account time value and volatility factors of the underlying common stock. The following assumptions were used for the year ended December 31, 2005: expected volatility of 44.2%, a 4.4% risk-free rate and an expected term of six months, which approximates the expiration date of the warrants.

Deferred Mutual Fund Commissions

Prior to the Acquisition, the Company paid up front dealer commissions on certain sales of mutual fund shares for which it acted as principal underwriter. These commissions were capitalized and are being amortized over the period that these fund shares are subject to contingent deferred sales charges ("CDSCs"), generally six years from the date of initial sale of the shares. By incurring up front dealer commission costs, the Company is entitled to receive distribution fees. Distribution fees represent amounts received from certain mutual funds pursuant to distribution plans under Rule 12b-1 of the Investment Company Act of 1940. Distribution fees are recorded to revenue as earned in the Statement of Operations.

The Company is also entitled to receive CDSCs on certain redemptions of Class B and C shares sold prior to the Acquisition. Redemption fees received by the Company are credited to deferred mutual fund commissions and amortized into income over the expected remaining period in which these fund shares are subject to redemption fees.

The Company periodically evaluates the recoverability of deferred mutual fund commissions by assessing whether the unamortized asset can be recovered over its remaining life through an analysis of estimated future net undiscounted cash flows related to the asset. If such assessments indicate that the undiscounted cash flows are not sufficient to recover the recorded carrying value, the assets are adjusted to their estimated fair value. No such impairments were recorded for 2005.

In conjunction with the Acquisition, BRI's basis in the deferred mutual fund commissions was pushed down to the Company, increasing the book value of the deferred mutual fund commissions by $9,200.

Administrative Fees

Administrative fees are generally calculated as a percentage of net assets under management and are accrued as earned. Administrative fees represent compensation for administrative services provided to mutual funds.

(Dollar amounts in thousands, except per share data)

2. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the liability method prescribed by SFAS No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

In conjunction with the Acquisition, BRI's basis in the deferred tax balances was pushed down to the Company, resulting in a $1,094 reduction to the Company's deferred tax liability.

Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In June 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*. SFAS No. 154 replaces Auditing Practices Board ("APB") Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*. SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle. SFAS No. 154 also requires that a change in the method of depreciating or amortizing a long-lived non-financial asset be accounted for prospectively as a change in estimate, and correction of errors in previously issued financial statements should be termed "restatements." SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS No. 154 is not expected to have a significant impact on the Company's financial statements.

3. Push-Down Accounting

In conjunction with the Acquisition, BRI's basis in certain assets and liabilities was pushed down to the Company as follows:

Adjustment	Increase/ (Decrease)
Deferred mutual fund commissions	$9,200
Deferred income tax liabilities	1,094
Fixed assets	(452)
Other	(93)
Total push-down	$9,749

Also in conjunction with the Acquisition, the Company reduced its' accumulated deficit account by $130,635 to equal zero as of February 1, 2005.

(Dollar amounts in thousands, except per share data)

4. Employee Benefit and Incentive Compensation Plans

The Company's employees participate in PNC's Incentive Savings Plan ("ISP"), a defined contribution plan. Under the ISP, the Company matches employee contributions of up to 6% of eligible compensation, subject to Internal Revenue Service limitations. Contributions to the ISP are matched primarily in shares of BRI's common stock. ISP expense was $268 for the year ended December 31, 2005.

Defined Benefit Pension Plan

Effective with the closing of the Acquisition, the Company froze all accrued benefits under its defined benefit pension plan and closed this plan to new participants. Participant benefits as of the freeze date became fixed and will not change with salary increases or additional years of service.

BlackRock Employee Stock Purchase Plan

The terms of the BlackRock, Inc. Employee Stock Purchase Plan ("ESPP") allow eligible employees to purchase shares of BRI's class A common stock at 85% of the lesser of fair market value on the first or last day of each six-month offering period. Eligible employees may not purchase more than 500 shares of class A common stock in any six-month offering period. In addition, for any calendar year in which the option to purchase shares is outstanding, Section 423 (b)(8) of the Internal Revenue Code restricts an ESPP participant from purchasing more than $25 worth of class A common stock based on its fair market value. The Company incurred ESPP-related compensation expense of $64 during the year ended December 31, 2005. The estimated number of shares to be issued for the offering period ending February 1, 2006 is approximately 2,238.

Fair Value Disclosures

The fair value of ESPP shares is estimated using the Black-Scholes option-pricing model with the following assumptions for the year ended December 31, 2005: expected dividend yield ranging from 1.42% to 1.50%, expected volatility ranging from 19.46% to 24.24%, a risk-free rate ranging from 2.77% to 3.69% and an expected term of six months. These assumptions are developed by management based upon reviews of third party market data as of the end of the latest offer period. The weighted average fair value of the discount on ESPP shares granted during 2005 was $17.47 per share.

5. Income Taxes

PNC, BRI and BRI's subsidiaries have entered into a tax disaffiliation agreement that sets forth each party's rights and obligations with respect to income tax payments and refunds, and addresses related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities.

For the year ended December 31, 2005, the Company's operations have been included in the consolidated federal income tax return of BRI and its subsidiaries. In certain jurisdictions, SSRIS files separate state and municipal income tax returns, and in other jurisdictions, SSRIS's state and/or municipal income tax returns are consolidated with one or more BRI subsidiaries, or one or more PNC subsidiaries, on a combined or unitary basis. If SSRIS is included in a group's combined or unitary state or municipal income tax filing, its share of the tax receivable or benefit generally will be based upon an allocation to SSRIS of a percentage of the total liability or benefit based upon the Company's level of activity in such state or municipality. As of December 31, 2005, the Company recorded income taxes receivable of $2,226 in the Statement of Financial Condition.

(Dollar amounts in thousands, except per share data)

5. Income Taxes (continued)

The provision for income taxes consists of the following:

	Year ended December 31, 2005
Current:	
Federal	($663)
State and local	(123)
Total current	(786)
Deferred:	
Federal	(29)
State and local	(3)
Total deferred	(32)
Total tax benefit	($818)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities, which are included net in other liabilities in the Statement of Financial Condition, consist of the following:

	Year ended December 31, 2005
Deferred tax assets:	
Compensation	$2
Other	30
Net deferred tax asset	$32

(Dollar amounts in thousands, except per share data)

5. Income Taxes (continued)

A reconciliation of income tax expense with expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows:

	Year ended December 31, 2005	%
Expected income tax benefit	($1,467)	35.0%
(Increases) decreases in income tax benefit resulting from:		
State and local taxes	319	(7.6)
Pre-acquisition earnings adjustment	252	(6.0)
Other	78	(1.9)
Income tax benefit	($818)	19.5%

6. Related-Party Transactions

The Company receives an asset-based administration fee from BlackRock Advisors for administrative services provided to the *BlackRock Funds.* Fees amounted to $4,713 for administration services for the year ended December 31, 2005. In addition, SSRIS provided shareholder call center related services directly to the BlackRock Funds and accordingly recorded $2,953 in revenue for the year ended December 31, 2005.

The Company receives distribution fees from affiliates of PNC for certain sales of mutual fund shares sold prior to January 31, 2005, for which it acted as principal underwriter. These fees amounted to $14,451, for the year ended December 31, 2005.

BlackRock Financial Management, Inc. ("BFM"), an indirect wholly-owned subsidiary of BRI, provides general and administration services to the Company. Charges for such services were based on actual usage or on defined formulas which, in management's view, resulted in reasonable allocations. During the year ended December 31, 2005, the Company incurred $219 in expenses pursuant to this arrangement.

As of December 31, 2005, a total of $6,892 is receivable from affiliates of BRI and PNC primarily related to administrative and distribution fees. Payable to affiliates primarily represents $3,293 owed to BRI and affiliates primarily in connection with payroll and other expenses made on behalf of the Company through December 31, 2005. These amounts do not bear interest.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company's net capital ratio was .42 to 1, and its regulatory net capital of $14,949 was $14,529 in excess of regulatory requirements.

*****

Supplemental Information

State Street Research Investment Services, Inc.

Computation of Net Capital for Broker-Dealers
Pursuant to Rule 15c3-1
December 31, 2005
(Dollar amounts in thousands)

Total stockholder's equity	$40,571
Less: disallowed assets	25,214
Net capital before haircuts	15,357
Less haircuts on cash equivalents	408
Net capital	$14,949
Computation of aggregate indebtedness	$6,304
Minimum capital required (the greater of $25 or 6-2/3% of aggregate indebtedness)	$420
Capital in excess of minimum required	$14,529
Ratio of aggregate indebtedness to net capital	.42:1

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing on January 26, 2006.

State Street Research Investment Services, Inc.
Statement Regarding SEC Rule 15c3-3

December 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplemental Report of Independent Auditors on Internal Control

Deloitte.

Deloitte & Touche LLP

Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Supplemental Report of Independent Auditors on Internal Control

February 27, 2006

To the Board of Directors of
State Street Research Investment Services, Inc.

In planning and performing our audit of the financial statements of State Street Research Investment Services, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

DELOITTE & TOUCHE LLP